St.Jude
RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

March 1, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: February 14 - March 1, 2004).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosure

3/9

Insider transaction detail - View details for insider

2004-03-01 16:15 ET

Transactions sorted by : Insider
Insider family name : TERRELL (Starts with)
Given name : Michael A. (Starts with)
Transaction date range : February 14, 2004 - March 1, 2004

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: St. Jude Resources Ltd.													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Common Shares Class "A"													
199494	2004-02-17	2004-02-26	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+4,800	2.3000	1,040,490						

04 MAR -9 AM 7:21

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
199495	2004-02-17	2004-02-26	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	2.2500	1,043,490						
199496	2004-02-23	2004-02-26	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,000	2.0600	1,044,490						
199497	2004-02-23	2004-02-26	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.0500	1,046,490						
199498	2004-02-24	2004-02-26	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.1000	1,048,490						
199499	2004-02-24	2004-02-26	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	2.0500	1,051,490						
199500	2004-02-24	2004-02-26	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,000	2.0000	1,056,490						
199501	2004-02-24	2004-02-26	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.0000	1,058,490						
199502	2004-02-25	2004-02-26	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.9000	1,060,490						
199504	2004-02-26	2004-02-26	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	1.8500	1,062,990						
201793	2004-03-01	2004-03-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+4,000	1.9000	1,066,990						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
201796	2004-03-01	2004-03-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,000	1.9500	1,067,990						

St. Jude RESOURCES LTD.

NEWS RELEASE

St Jude Acquires Option To Purchase Heap Leach Plant Capable of Producing 75,000 - 120,000 Ounces of Gold Per Year

Vancouver, March 1, 2004 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce that it has arranged to purchase a heap leach gold processing plant capable of producing 75,000 to 120,000 ounces per year. The plant can be acquired pursuant to a 1-year option agreement for a total of $1.5 million US, which includes $250,000 US of St. Jude shares. The Plant already strategically located in West Africa, is earmarked for the oxide resources currently being developed on the Company's 90% owned Goulagou/Rounga project in Burkina Faso. The partly refurbished plant consists of crushing, agglomeration, stacking and heap leach equipment, power supply, carbon column gold extraction modules and a very extensive array of spare parts and supplies. To be fully operational some new components and further refurbishing will be required. Management is confident that this agreement to purchase Plant and Equipment represents a tremendous opportunity for the Company in terms of savings in time and capital expenditures. The company intends to immediately carry out detailed due diligence work on the plant to ensure its suitability for our project needs. Pictures of the Plant and additional details can be seen on the Company website at http://www.stjudegold.com/goldplant/

St. Jude continues to be encouraged by the results to date from the Goulagou/Rounga project area. The previous operator Channel Resources ("CRL") reported gold recoveries up to 95% from preliminary metallurgical testing on oxide samples from the GG2 zone. At GG2 the company recently announced the discovery of two parallel zones that fall within the footprint of a single open pit. CRL calculated a preliminary inferred resource according to the guidelines provided by the Canadian Mining Standards Task Force (1999). This fully oxidized resource from the Goulagou and Rounga areas was reported as 774,700 ounces. No independent verification of this data has been performed. St. Jude has not completed sufficient exploration to verify the CRL resource estimates, however the company has been on the project for over one year and all of our exploration results correlate well with the CRL data. This leads the company to the conclusion that the exploration carried out by CRL was done in a professional and diligent manner.

The company is presently drilling in the GG2 area and within the next few weeks 3 drill rigs are expected to be on site to complete resource definition drilling and to test some of the other highly prospective targets that have been established to date.

St. Jude is a leading West African explorer focused on the discovery and development of gold deposits amenable to low cost mining techniques. The company's projects in Ghana and Burkina Faso now cover over 1,071 sq. km. (264,000 acres) of one of the richest and most productive gold bearing regions in the world. With a well-stocked treasury, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566
www.stjudegold.com

2004-03-01/148